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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  Form 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     and Rule 13a-17 or 15d-17 thereunder

                             INVACARE CORPORATION
                             --------------------
              (Exact name of registrant as specified in charter)

           899 CLEVELAND STREET, P.O. BOX 4028, ELYRIA OHIO  44036
           -------------------------------------------------------
                   (Address of principal executive offices

                                (216) 329-6000
                                --------------
             (Registrant's telephone number, including area code)

                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security   Common Stock
                        -------------------------------------------------------


2.  Number of shares outstanding before the change  12,074,192 Common Shares;
                                                    ---------------------------
                                                    2,505,009 Class B Common
                                                    Shares
                                                    ---------------------------

3.  Number of shares outstanding after the change   24,148,384 Common Shares;
                                                    ---------------------------
                                                    5,010,018 Class B Common
                                                    Shares
                                                    ---------------------------

4.  Effective date of change October 2, 1995 Date of Record, October 16, 1995
                             Date of Distribution
                             --------------------------------------------------

5.  Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Stock Split
    distributed in form of a 100% Stock Dividend                    -----------
    ---------------------------------------------------------------------------
    Give brief description of transaction  Two for one stock split distributed
                                           ------------------------------------
    October 16, 1995 to holders of record October 2, 1995.
    ---------------------------------------------------------------------------

                        II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
                        -------------------------------------------------------
2.  Name after change
                      ---------------------------------------------------------
3.  Effective date of charter amendment changing name
                                                     --------------------------
4.  Date of shareholder approval of change, if required
                                                       ------------------------

Date:
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                                     Thomas R. Miklich, Chief Financial Officer